United States

Securities and Exchange Commission

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant To Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of September 2013

Commission File Number: 1-16269

AMÉRICA MÓVIL, S.A.B. DE C.V.

(Exact Name of the Registrant as Specified in the Charter)

America Mobile

(Translation of Registrant’s Name into English)

Lago Zurich 245

Plaza Carso / Edificio Telcel

Colonia Granada Ampliación

11529 México, D.F., México

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. (Check One) Form 20-F  ☒ Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

This Report on Form 6-K shall be deemed incorporated by reference into the Registrant’s Registration Statement on Form F-3ASR (File No. 333-182394).

EXHIBITS

Pricing Agreement, dated September 5, 2013 (incorporating the Underwriting Agreement – Standard Provisions dated June 28, 2012) among América Móvil, S.A.B. de C.V., as Issuer, and Citigroup Global Markets Inc., Banca IMI S.p.A and BBVA Securities Inc., as Representatives of the Underwriters named therein.	Exhibit 1.1

Eighth Supplemental Indenture, dated as of September 12, 2013, between América Móvil, S.A.B. de C.V., as Issuer, and The Bank of New York Mellon, as Trustee, Security Registrar, Paying Agent, Transfer Agent and Calculation Agent, relating to the Floating Rate Senior Notes due 2016.	Exhibit 4.1

Specimen of Global Note representing the Floating Rate Senior Notes due 2016.	Exhibit 4.2

Opinion of Cleary Gottlieb Steen & Hamilton LLP, dated September 12, 2013.	Exhibit 5.1

Opinion of Bufete Robles Miaja, S.C., dated September 12, 2013.	Exhibit 5.2

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 12, 2013

AMÉRICA MÓVIL, S.A.B. DE C.V.

By:	/s/ Carlos José García Moreno Elizondo

Name:	Carlos José García Moreno Elizondo

Title:	Chief Financial Officer

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